1(650) 320-1804
jeffhartlin@paulhastings.com

November 13, 2012	77251.00001

VIA EDGAR (“CORRESP”)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Johnny Gharib

Re:	Aeolus Pharmaceuticals, Inc.
Information Statement on Schedule 14C
Filed on November 6, 2012
File No. 000-50481

Dear Mr. Gharib:

On behalf of Aeolus Pharmaceuticals, Inc. (the “Company”), reference is made to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 9, 2012, to the Company with respect to the Company’s Preliminary Information Statement on Schedule 14C filed on November 6, 2012 (the “Comment Letter”). We have incorporated the comment from the Comment Letter into this response letter for convenience.

In addition, the Company is concurrently sending to the Staff a marked copy of page 24 of the Company’s revised Preliminary Information Statement on Schedule 14A filed with the Commission on the date hereof (the “Revised Information Statement”), marked against the Company’s original Preliminary Information Statement on Schedule 14C as filed with the Commission on November 6, 2012.

Preliminary 14C

We note that the reverse stock split will result in an increase to the number of shares you are authorized to issue under your Certificate of Incorporation. Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available following the reverse stock split. If you have no such plans, arrangement or understandings, please revise your disclosure to so state.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has added disclosure on page 24 of the Revised Information Statement to clarify that the Company does not have any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available following the reverse stock split.

* * * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

United States Securities and Exchange Commission
November 13, 2012

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (650) 320-1804, or to Russell Skibsted, the Company’s Chief Financial Officer, at (650) 678-6155.

Sincerely,

/s/ Jeffrey T. Hartlin
Jeffrey T. Hartlin
of PAUL HASTINGS LLP

cc:           John McManus, Aeolus Pharmaceuticals, Inc.
Russell Skibsted, Aeolus Pharmaceuticals, Inc.

Principal Effects of the Reverse Stock Split

Effect on Existing Common Stock.

If the reverse stock split is implemented, the number of shares of Common Stock issued and outstanding would be reduced from 62,731,963 shares (as of October 9, 2012) to between approximately 4,182,130 shares and 8,961,709 shares, depending on which exchange ratio is ultimately effected and when the reverse stock split is effected. As described below under “—Mechanics of the Reverse Stock Split—Fractional Shares,” cash would be paid in lieu of the issuance of fractional shares.  Subject to the treatment of fractional shares, (1) the change in the number of shares of Common Stock outstanding that would result from the reverse stock split would not affect any stockholder’s percentage ownership in the Company, and (2) the relative voting and other rights that accompany the shares of Common Stock would not be affected by the reverse stock split.

Although the reverse stock split would not have any dilutive effect on our stockholders (other than de minimis adjustments that may result from the treatment of fractional shares), the proportion of shares owned by our stockholders relative to the number of shares authorized for issuance would decrease because the number of authorized shares of Common Stock would remain at 200,000,000.  As a result, additional authorized shares of Common Stock would be available for issuance at such times and for such purposes as the Board may deem advisable without further action by our stockholders, except as required by applicable laws and regulations.  Notwithstanding the foregoing, we currently have no plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available following the reverse stock split. Please see “Potential Anti-Takeover Effects” below for more information.

If the reverse stock split is effected, we would continue to be subject to the periodic reporting and other requirements of the Exchange Act.  Our Common Stock would continue to be listed on the OTCQB under the symbol “AOLS,” subject to any decision of our Board to list our securities on a stock exchange if we meet the listing requirements of any such exchange.

Effect on Existing Preferred Stock

The total authorized shares of Preferred Stock is 10,000,000, of which 1,250,000 shares have been designated Series A Convertible Preferred Stock (“Series A Preferred Stock”) and 1,600,000 shares have been designated Series B Convertible Preferred Stock (“Series B Preferred Stock”). As of October 9, 2012, no shares of Series A Preferred Stock were outstanding and 526,080 shares of Series B Preferred Stock were outstanding.  Each share of Series B Preferred Stock is currently convertible into one share of Common Stock and we have reserved 526,080 shares of Common Stock for issuance upon the conversion of our outstanding shares of Series B Preferred Stock. Pursuant to the terms of the Preferences and Rights of the Series B Preferred Stock, if we combine our outstanding shares of Common Stock into a smaller number of shares, as contemplated by the reverse stock split, the conversion rate of the Series B Preferred Stock would be proportionately adjusted.  Accordingly, upon effectiveness of the reverse stock split, the number of shares issuable upon conversion of the Series B Preferred Stock would be decreased in accordance with the exchange ratio selected by the Board if the reverse stock split is effected and we would proportionately decrease the number of shares reserved for issuance upon conversion of the Series B Preferred Stock. Other than as described in this paragraph, all of the rights, preferences and other privileges of our Preferred Stock would remain unchanged following the reverse stock split.  Following the reverse stock split, the total number of authorized shares of Preferred Stock, Series A Preferred Stock and Series B Preferred Stock and the number of outstanding shares of Series B Preferred Stock would remain unchanged.

Effect on Equity Compensation Plans and Outstanding Warrants

The reverse stock split would reduce the number of shares of Common Stock available for issuance under the 2004 Plan in proportion to the exchange ratio selected by the Board if the reverse stock split is effected.

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